UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2007            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

401 Bay Street, Suite 2700, Toronto, Ontario, Canada M5H 2Y4

(Address of principal executive offices)

1.

News Release dated May 1, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: May 1, 2007	By: /s/ Paul A. Parisotto Paul A. Parisotto, President and CEO

NEWS RELEASE

For Immediate Release

ARIZONA STAR RESOURCE CORP.

ANNOUNCES THAT WORK HAS COMMENCED

TO OPTIMIZE CERRO CASALE PROJECT

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Ontario, May 1, 2007

Arizona Star Resource Corp. (“Arizona Star” or the “Company”)  announced today that work has commenced on a drill and metallurgical test program designed to advance the technical understanding of certain alternatives identified in previous feasibility studies of the Cerro Casale gold-copper project (the “Project”) located in Chile.  Partner and general manager Kinross Gold Corporation (“Kinross”) acquired a 49% interest in the Project in connection with its acquisition of Bema Gold at the end of February 2007.

Paul Parisotto, President and CEO of Arizona Star said “I am excited to have Kinross as our new partner in Cerro Casale. Kinross is a proven operator in Chile and a strong technical and financial partner for Arizona Star”.

A National Instrument 43-101 Technical Report prepared by AMEC E&C, Services Inc, (the “AMEC Report”) and released in August 2006, analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer Dome Inc. and updated by Placer in 2004. The AMEC Report identified possible improvements in Project economics, particularly related to possible metallurgical processing alternatives.

A 7,500 meter core drilling program has been initiated to generate core samples for further test work to optimize grinding product sizes, gold-copper metal recoveries and final concentrate grades. Also, test work with these core samples is being scheduled to investigate recent advances in grinding equipment and technologies which could reduce energy and metal consumptions (operating costs).  This large diameter core drilling campaign is expected to be completed in the fourth quarter of this year and the metallurgical testing programs should be completed during the first half of 2008.

The base case parameters established for the detailed project evaluation in the AMEC Report included open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day.  The open pit operations was redesigned and scheduled to optimize the effect of heap leaching the oxide ore.

The treatment of 115 million tonnes of oxide materials into a heap leaching operation presents further enhancement possibilities including the treatment of more “mixed” oxide/sulphide ores in the heap leach process. The development of additional “mixed” oxide ore, through this metallurgical test work program, could further improve gold-copper recoveries and concentrate grades achieved in the sulphide processing circuit.

The AMEC Report determined that the concept of heap leaching the oxide ore commencing at least one year prior to the start-up of conventional sulphide milling improves the Project economics.  This plan effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and reduces the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades.  In summary, the early production years of the Project are expected to be significantly improved. Heap leaching the oxide ore had been briefly considered by Placer during the original 2000 feasibility study but was not pursued in any detail.

ARCADIS Geotecnica of Chile has been retained to complete the baseline work for the permit modification which is needed for heap leaching of the Cerro Casale oxide ores.

Arizona Star owns a 51% interest in the Cerro Casale gold-copper deposit - one of the world’s largest undeveloped gold and copper projects, with proven and probable reserves of 1.035 billion tones of ore grading on average 0.69 grams per tonne gold and 0.25% copper containing 22.9 million ounces of gold and 5.8 billion pounds of copper.

All resource estimates reported by the Company were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, Definitions and Guidelines (2000), incorporated by reference in Canada National Instrument 43-101 (2006).  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Arizona Star, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended April 30, 2005, and in the Company's 40-F filed with the U.S. Securities and Exchange Commission available at EDGAR).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.